NORDIC AMERICAN TANKER SHIPPING LIMITED

2007 ANNUAL REPORT TO SHAREHOLDERS

BUSINESS

General

Nordic American Tanker Shipping Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda ("Bermuda") for the purpose of acquiring and chartering three double-hull Suezmax tankers that were built in 1997 (the "original vessels"). These three vessels were bareboat chartered to BP Shipping Ltd. ("BP Shipping"), for a period of seven years. BP Shipping redelivered the three vessels to the Company in September 2004, October 2004 and November 2004, respectively. We continued contracts with BP Shipping by time chartering to it two of our original vessels at spot market related rates for three-year terms through September and October 2007, respectively. We have bareboat chartered the third of our original three vessels to Gulf Navigation Company LLC ("Gulf Navigation"), of Dubai, United Arab Emirates for a five-year term at a fixed rate charterhire, subject to two one-year extensions at Gulf Navigation's option. Our fourth vessel was delivered to us in November 2004, our fifth and sixth vessels in March 2005, our seventh vessel in August 2005, our eighth vessel in November 2005, our ninth vessel in April 2006, our 10th and 11th vessels in November 2006 and our 12th vessel in December 2006. We are currently operating eleven of our 12 vessels in the spot market or on spot market related charters. In November 2007, the Company agreed to acquire two Suezmax newbuildings which are expected to be delivered in the fourth quarter of 2009 and by end of April 2010, respectively.

Our Fleet

Our fleet consists of 14 modern double-hull Suezmax tankers of which two are newbuildings. The following chart provides information regarding each vessel, including its employment status.

Vessel	Yard	Year Built	Dwt[1]	Employment Status (Expiration Date)	Flag
Gulf Scandic	Samsung	1997	151,475	Bareboat (Nov. 2009)	Isle of Man
Nordic Hawk	Samsung	1997	151,475	Spot	Bahamas
Nordic Hunter	Samsung	1997	151,400	Spot	Bahamas
Nordic Freedom	Daewoo	2005	163,455	Spot	Bahamas
Nordic Voyager	Dalian New	1997	149,591	Spot	Norway
Nordic Fighter	Hyundai	1998	153,328	Spot	Norway
Nordic Discovery	Hyundai	1998	153,328	Spot	Norway
Nordic Saturn	Daewoo	1998	157,332	Spot	Marshall Islands
Nordic Jupiter	Daewoo	1998	157,411	Spot	Marshall Islands
Nordic Apollo	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Cosmos	Samsung	2002	159,998	Spot	Marshall Islands
Nordic Moon	Samsung	2003	159,999	Spot	Marshall Islands
Newbuilding	Bohai	2009	163,000	Expected delivery 4Q'09	
Newbuilding	Bohai	2010	163,000	Expected delivery 2Q'10	

(1) Deadweight tons.

OUR CHARTERS

It is our policy to operate our vessels either in the spot market, on time charters or on bareboat charters. Our goal is to take advantage of potentially higher market rates with spot market related rates and voyage charters. We currently operate eleven of our twelve trading vessels in the spot market or on spot market related time charters although we may consider charters at fixed rates depending on market conditions.

Cooperative Arrangements

We currently operate eleven of our twelve trading vessels in spot market cooperation with other vessels that are not owned by us. These arrangements are managed and operated by the Swedish group Stena Bulk AB and by Frontline Management Limited, both of which are third party administrators. The administrators have the responsibility for the commercial management of the participating vessels, including marketing, chartering, operating and purchasing bunker (fuel oil) for the vessels. The participants remain responsible for all other costs including the financing, insurance, crewing and technical management of their vessels. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of each vessel and the actual earning days each vessel was available during the period. The vessels are operated in the spot market under our supervision.

Spot Charters

During the year, we have temporarily operated several vessels (Nordic Saturn, Nordic Jupiter, Nordic Hawk, Nordic Hunter, Nordic Apollo, Nordic Cosmos and Nordic Moon) in the spot market, other than in cooperative arrangements. Tankers operating in the spot market are typically chartered for a single voyage which may last up to several weeks. Tankers operating in the spot market may generate increased profit margins during improvements in tanker rates, while tankers on fixed-rate time charters generally provide more predictable cash flows.

Under a typical voyage charter in the spot market, we are paid freight on the basis of moving cargo from a loading port to a discharge port. We are responsible for paying both operating costs and voyage costs and the charterer is responsible for any delay at the loading or discharging ports.

Bareboat Charters

We have chartered one of our vessels (Gulf Scandic) under a bareboat charter to Gulf Navigation, for a five- year term terminating in the fourth quarter of 2009 and subject to two one-year extensions at Gulf Navigation's option. Under the terms of this bareboat charter, Gulf Navigation is obligated to pay a fixed charterhire of $17,325 per day for the entire charter period. During the charter period, Gulf Navigation is responsible for operating and maintaining the vessel and is responsible for covering all operating costs and expenses with respect to the vessel.

THE 2007 TANKER MARKET

Despite a fleet growth of 5 percent and an almost unchanged oil production tanker freight rates only fell moderately from 2006 to 2007.

The oil tanker fleet is generally divided into five major categories of vessels, based on carrying capacity. A tanker's carrying capacity is measured in dwt, which is the amount of crude oil measured in metric tons that the vessel is capable of loading. In the single voyage market the Very Large Crude Carrier ("VLCC"), whose carrying capacity ranges from 200,000 dwt to 320,000 dwt, reached an average of $51,000 per day, a moderate decline from $56,000 per day in 2006. Suezmaxes, whose carrying capacity ranges from 120,000 dwt to 200,000 dwt, achieved $40,000 per day, down from $48,000 the year before. Corresponding rates for Aframaxes, whose carrying capacity ranges from 80,000 dwt to 120,000 dwt, were $35,000 per day compared with $38,000 per day in 2006.

On an annual average basis, the tanker fleet increased by 5.3% from 2006 to 2007. Deliveries of new tankers reached 29 million dwt, down from 23 million dwt in 2006. Scrapping amounted to 3.5 million dwt. No VLCCs were sold for scrapping; 1 Suezmax, 8 Aframaxes and 81 smaller tankers were reported as sold for scrapping. The average scrapping age for all tankers was 27.6 years compared with 26.0 years in 2006. It has further been reported that 7.6 million dwt or 36 tankers were undergoing conversions, of which 21 were VLCCs and 11 were Suezmaxes.

Estimates indicate an increase in seaborne oil trade of 1% from 2006 to 2007 and a relatively strong increase in the average transport distance, driven by China. The trade growth in ton-mile terms is estimated at approximately 2.5%. There have also been some additional factors contributing to the tonnage demand growth. Among these factors, the most significant is a reduction in the productivity of single-hull tankers (in 2007 single hull accounted for about 25% of the total fleet). Tonnage demand growth increased by approximately 4%, resulting in a decrease in capacity utilization from 88.5% in 2006 to 87.5% in 2007.

After the strong 4% growth in oil consumption in 2004, oil production capacity has been basically fully utilized. With a continued high economic growth in the years after, capacity constraints have reduced the growth in oil consumption to only between 1.0% and 1.5% and crude oil prices rose to $72 per barrel for Brent crude reported as an average for 2007. Again non-OPEC producers failed to meet expectations and their production increased only by 0.5 mbd (million barrels per day).

The weak trend in non-OPEC production led to more pressure on OPEC. However, it is problematic that most of the unused production capacity is heavy-sour crude that the refining industry is not designed to handle. Given the high level of commercial oil stocks in 2006, OPEC reduced output for most of the second half of 2006 in order to avoid a price collapse in 2007. OPEC's production (excluding Angola which became a member from 2007) fell by 0.7 mbd, of which the Middle East dropped 0.4 mbd. At the end of the year, commercial oil stocks in OECD countries were brought down to 52 days compared to 55 days at mid-year.

In mid-November, freight rate averages for the year seemed rather dismal, but a sudden rise in oil production, longer transport distances and a lot of slowsteaming due to much higher bunker prices led to a very tight balance in the spot market in the last six weeks of the year. We believe this was not anticipated by charterers and in response to fears of getting short of quality tonnage, VLCC rates climbed over a few weeks from $20,000 per day to $200-$300,000 per day. Suezmax rates increased from $21,000 mid-November to $100,000 in the last three weeks of December.

From 2006 to 2007 tanker sales increased by 20 percent after the extreme upturn in December 2006. Values for double hull tankers reached an all time high and ended the year approximately 5 to 10 percent higher than at the start. There were an estimated 400 vessels sold during the year, of which about 20 percent are assumed to be converted into dry cargo ships.

According to Oil and Gas Journal, the Middle East had 56% of the world's proven oil reserves in January 2008, which will continue to drive long and medium haul seaborne transportation. Middle East supplied approximately 30% of total world oil production. Given the dominance of world oil reserves located in this region, this share is expected to grow in coming years as oil fields in other parts of the world gradually reach maturity and begin a process of natural decline. The length of transportation distances between the Middle East and consuming areas means that such a trend would boost ton-miles (the product of volumes and transport distances) and may increase tanker demand.

A significant and ongoing shift toward quality in vessels and operations has taken place during the last decade as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990 (OPA), International Maritime Organization (IMO) protocols and Classification Society procedures. Such regulations emphasize higher quality tanker construction, maintenance, repair and operations. Operators that have proven an ability to seamlessly integrate these required safety regulations into their operations are being rewarded. For example, the emergence of vessels equipped with double hulls represented a differentiation in vessel quality and enabled such vessels to command improved earnings in the spot charter markets. The effect has been a shift in major charterers' preference towards greater use of double hulls and, therefore, more difficult trading conditions for older single-hull vessels.

OUR CREDIT FACILITY

In September 2005, we entered into a $300 million revolving credit facility, which we refer to as the 2005 Credit Facility. The 2005 Credit Facility was set to mature in September 2010.

The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility commitment is guaranteed by the lender and the Company has no repayment obligation during the term of the facility. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.7% and 1.2% (depending on the loan to vessel value ratio). We are obligated to pay a commitment fee of 30% of the applicable margin on any undrawn amounts.

In September 2006, we increased our 2005 Credit Facility to $500 million; the other material terms of the 2005 Credit Facility were not amended. At the date of this report we have drawn $115.5 million from this facility.

In April 2008, the Company extended the term of the 2005 Credit Facility for another three years. The 2005 Credit Facility expires in September 2013.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of Operations

All figures in USD '000	Year ended December 31, 2007	2006	Variance
Voyage Revenue	186,986	175,520	
Voyage Expenses	(47,122)	(40,172)	
Net Voyage Revenues	**139,864**	**135,348**	**3.3%**
Vessel Operating Expense	(32,124)	(21,102)	52.2%
General and Administrative Expenses	(12,132)	(12,750)	(4.8%)
Depreciation Expense	(42,363)	(29,254)	44.8%
Net Operating Income	**53,245**	**72,242**	**(26.3%)**
Interest Income	904	1,602	(43.5%)
Interest Expense	(9,683)	(6,339)	52.7%
Other Financial (Expense) Income	(260)	(112)	132.1%
Net Income	**44,206**	**67,393**	**(34.4%)**
Revenue days	4,117	3,264	26.1%

Our net voyage revenues increased from $135.3 million for year ended December 31, 2006 to $139.9 million for year ended December 31, 2007, an increase of 3.3%. The increase in net voyage revenues was primarily the result of having 12 vessels in operation during the entire year resulting in an increase in the number of revenue days by 26.1% offset by lower spot market rates for the period. The average spot market rate during 2007 was $35,600 per day compared to $44,500 per day for 2006, a decrease of 20.0%.

Vessel operating expenses were $32.1 million for the year ended December 31, 2007 compared to $21.1 million for the year ended December 31, 2006. The increase is primarily the result of having all twelve vessels in operation for the entire year. The average operating expenses for the vessels increased from $7,200 per day per vessel for the fiscal year 2006 to $8,000 per day per vessel during fiscal year 2007. The increase in daily operating expenses is primarily due to an industry wide price increase on the vessel operating costs, in particular crewing costs, lubricating oil costs and repair and maintenance costs.

General and administrative expenses were $12.1 million for the year ended December 31, 2007 compared to $12.8 million for the year ended December 31, 2006. The general and administrative expenses in 2006 included a non-cash charge of $6.3 million of stock-based compensation to our Manager, Scandic American Shipping Ltd. (the "Manager") related to two follow-on offerings concluded last year. The general and administrative expenses in 2007 include a non-cash charge related to stock-based compensation to our Manager of $2.2 million related to one follow-on offering in 2007 and costs of $2.7 million related to the pension plan for the Company's Chief Executive Officer ("CEO"). For further details of the management agreement we refer you to the section "The Management Agreement" on page 6 and Note 5 for further details of our general and administrative expenses.

Depreciation expense was $42.4 million for the year ended December 31, 2007 compared to $29.3 million for the year ended December 31, 2006. The increase is primarily the result of having 12 vessels in operation for all of 2007.

Net operating income was $53.2 million for year ended December 31, 2007 compared to $72.2 million for the year ended December 31, 2006, a decrease of approximately 26.3%. This decrease is primarily due to lower spot market rates during 2007 compared to 2006.

Interest income was $0.9 million for the year ended December 31, 2007 compared to $1.6 million for the year ended December 31, 2006. Interest income was higher in 2006 mostly in part of the excess cash in interim periods from the proceeds of the two follow-on offerings and the timing of subsequent payments for vessels acquired during the year.

Interest expense was $9.7 million for the year ended December 31, 2007 compared to $6.3 million for the year ended December 31, 2006. The increase is primarily due to the expansion of the fleet. Our policy is to maintain a debt level of approximately $15 million per vessel in the current market conditions.

Liquidity and Capital Resources

Cash flows provided by operating activities decreased by 21.6% for the year ended December 31, 2007 to $83.6 million from $106.6 million for the year ended December 31, 2006 primarily due to lower spot market rates during 2007, as described above.

Cash flows used in investing activities decreased by 91.7% for the year ended December 31, 2007 to $26.4 million compared to $317.8 million for the year ended December 31, 2006. The Company acquired four vessels during 2006 compared to no vessel acquisitions during 2007. In November 2007, the Company agreed to acquire two Suezmax newbuildings which are expected to be delivered in the fourth quarter of 2009 and by end of April 2010, respectively. The Company has paid a 10% deposit of $18.0 million in total for both vessels.

Cash flows provided by financing activities decreased 126.7% for the year ended December 31, 2007 to - $55.6 million compared to $208.7 million for the year ended December 31, 2006. The net decrease was attributable to (i) net repayment of debt under the 2005 Credit Facility of $68.0 million, and (ii) dividends paid of $107.3 million, offset by proceeds from a follow-on offering of $119.7 million.

Management is of the opinion that working capital is sufficient for the Company's present requirements.

Dividend payment

Total dividends paid in 2007 were $107.3 million or $3.81 per share. The quarterly dividend payments per share in 2007, 2006 and 2005 were as follows:

Period	2007	2006	2005
1st Quarter	$1.00	$1.88	$1.62
2nd Quarter	1.24	1.58	1.15
3rd Quarter	1.17	1.07	0.84
4th Quarter	0.40	1.32	0.60
Total USD	**$3.81**	**$5.85**	**$4.21**

The dividend paid out each quarter is based on the results of the previous quarter.

The Company declared a dividend of $0.50 per share in respect of the fourth quarter of 2007 which was paid to shareholders in March 2008. In addition, the Company declared a dividend of $1.18 per share in respect of the first quarter of 2008 which will be paid to shareholders in June 2008.

THE MANAGEMENT AGREEMENT

Under the Management Agreement the Manager has the daily commercial and operational responsibility of our vessels and is generally required to manage our day-to-day business subject to our objectives and policies as established and directed from time to time by the Board of Directors. All decisions of a material nature concerning our business are reserved to the Board of Directors. The Management Agreement will terminate on June 30, 2019, unless terminated earlier pursuant to its terms or extended by the parties following mutual agreement.

For its services under the Management Agreement, the Manager is reimbursed for all its costs incurred plus a management fee equal to $225,000 per annum. The Management Agreement formerly provided that the Manager would receive 1.25% of any gross charterhire paid to us. In order to further align the Manager's interests with those of the Company, in 2004, the Manager agreed with us to amend the Management Agreement to eliminate this payment, and instead the Company issued to the Manager restricted common shares equal to 2% of our outstanding common shares. Any time additional common shares are issued, the Manager will receive additional restricted common shares to maintain the number of common shares issued to the Manager at 2% of our total outstanding common shares. These restricted shares are non-transferable for three years from the date of issuance.

COMMERCIAL AND TECHNICAL MANAGEMENT AGREEMENTS

The Company has outsourced its commercial and technical management of its vessels to third party operators. During the year, the Company has consolidated its technical operating functions. Under the supervision of the Manager, the ship management firm of V.Ships Norway AS ("V.Ships") is managing 11 of the Company's 12 vessels. This consolidation is expected to facilitate crew rotation among the vessels which together with economies of scale should result in cost improvements.

The Company has also consolidated its commercial operating functions. The Company is now working together with Frontline Ltd. (NYSE:FRO) and the private Stena group of Sweden – both world names in the tanker industry. These arrangements are expected to create synergies through economies of scale, resulting in a positive impact on the overall results. Under the supervision of the Manager, Frontline and Stena's duties include seeking and negotiating charters for these vessels.

Compensation under the commercial and technical management agreements is in accordance with industry standards.

SHAREHOLDERS' RIGHTS PLAN

The Board of Directors has adopted a shareholder rights plan designed to enable the Company to protect shareholder interests in the event that an unsolicited attempt is made for a business combination with or takeover of the Company. The Company believes that the shareholder rights plan will enhance the Board's negotiating power on behalf of shareholders in the event of a coercive offer or proposal. The Company is not currently aware of any such offers or proposals, and adopted the plan as a matter of prudent corporate governance.

The terms of the shareholder rights plan are set forth in the Company's Form 8-A filed with the Securities and Exchange Commission on February 14, 2007. Rights under the plan were issued to shareholders of record as of the close of business on February 27, 2007.

COMPENSATION OF DIRECTORS AND OFFICERS

The six non-employee directors received, in the aggregate, approximately $360,000 in cash fees for their services as directors for the year ended December 31, 2007. The Vice Chairman of the Board of Directors receives an additional annual cash retainer of $5,000 per year. The members of the Audit Committee receive an additional annual cash retainer of $10,000 each per year. The Chairman of the Audit Committee receives an additional annual cash retainer of $5,000 per year. We do not pay director fees to employee directors. We do, however, reimburse all of our directors for all reasonable expenses incurred by them in connection with serving on our Board of Directors. Directors may receive restricted shares or other grants under our 2004 Stock Incentive Plan described below.

EMPLOYMENT AGREEMENTS

We have an employment agreement with Herbjørn Hansson, our Chairman, President and Chief Executive Officer, Turid M. Sørensen, our Chief Financial Officer, and Rolf I. Amundsen, our Chief Investor Relations Officer and Advisor to the Chairman. Mr. Hansson does not receive any additional compensation for serving as a director or the Chairman of the Board. The aggregate compensation of our executive officers during 2007 was approximately $1.3 million. The aggregate compensation of our executive officers is expected to be approximately $1.5 million during 2008. On certain terms, the employment agreement may be terminated by us or Mr. Hansson upon six months' written notice to the other party. The employment agreement with Ms. Sørensen may be terminated by us or by Ms. Sørensen upon six months' written notice to the other party. The employment agreement with Mr. Amundsen may be terminated by us or Mr. Amundsen upon three months' written notice to the other party.

In May 2007, the Board of Directors approved the implementation of a deferred compensation plan for the President and CEO. The CEO has served in his present position since the inception of the Company in 1995. Please see Note 6 of the financial statements for further information about the Plan.

2004 STOCK INCENTIVE PLAN

Under the terms of the Company's 2004 Stock Incentive Plan (the "Plan"), the directors, officers and certain key employees of the Company and the Manager are eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the Plan. Included under the 2004 Stock Incentive Plan are options to purchase common shares at an exercise price equal to $38.75, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price. During 2005, the Company granted an aggregate of 320,000 stock options under the terms of the Plan. These options vest in equal instalments on each of the first four anniversaries of the grant dates. During 2006, the Company granted an aggregate of 16,700 restricted shares. No stock options were granted in 2006. During 2007, the Company granted 10,000 stock options to a newly elected Board member with an exercise price equal to $35.17, subject to annual downward adjustment if the payment of dividends in the related fiscal year exceeds a 3% yield calculated based on the initial strike price.

MAY 9, 2008

NORDIC AMERICAN TANKER
SHIPPING LIMITED

NORDIC AMERICAN TANKER SHIPPING LIMITED

TABLE OF CONTENTS

Deloitte.

Deloitte AS
Karenslyst allé 20
Postboks 347 Skøyen
0213 Oslo

Telefon: 23 27 90 00
Telefax: 23 27 90 01
www.deloitte.no

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Nordic American Tanker Shipping Limited
Hamilton, Bermuda

We have audited the accompanying balance sheets of Nordic American Tanker Shipping Ltd. (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Nordic American Tanker Shipping Ltd as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte AS

Deloitte AS

Oslo, Norway
May 9, 2008

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

All figures in USD '000, except share and per share amount

		Year Ended December 31,		
	Notes	**2007**	**2006**	**2005**
Voyage Revenues	3	186,986	175,520	117,110
Voyage Expenses		(47,122)	(40,172)	(30,981)
Vessel Operating Expenses - excluding depreciation expense presented below		(32,124)	(21,102)	(11,221)
General and Administrative Expenses	2, 5, 6, 9	(12,132)	(12,750)	(8,492)
Depreciation Expense	7	(42,363)	(29,254)	(17,529)
Net Operating Income		**53,245**	**72,242**	**48,887**
Interest Income		904	1,602	850
Interest Expense	11	(9,683)	(6,339)	(3,454)
Other Financial (Expense) Income		(260)	(112)	34
Total Other Expense		**(9,039)**	**(4,849)**	**(2,570)**
Net Income		**44,206**	**67,393**	**46,317**
Basic Earnings per Share	14	1.56	3.14	3.03
Diluted Earnings per Share	14	1.56	3.14	3.03
Basic Weighted Average Number of Common Shares Outstanding		28,252,472	21,476,196	15,263,622
Diluted Weighted Average Number of Common Shares Outstanding		28,294,997	21,476,196	15,263,622

The footnotes are an integral part of these financial statements.

BALANCE SHEETS AS OF DECEMBER 31, 2007 AND 2006

All figures in USD '000, except share and per share amount

	Notes	December 31, 2007	December 31, 2006
ASSETS			
Current Assets			
Cash and Cash Equivalents		13,342	11,729
Accounts Receivable, net $0 allowance at	3		
December 31, 2007 and 2006		14,489	13,417
Voyages in Progress		7,753	7,853
Prepaid Expenses and Other Assets	4	9,219	11,479
Total Current Assets		**44,803**	**44,478**
Non-current Assets			
Vessels, Net	7	740,631	752,478
Deposit on contract	8	18,305	-
Other Non-current Assets		889	3,224
Total Non-current Assets		**759,825**	**755,702**
Total Assets		**804,628**	**800,180**
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable	2	7,290	3,006
Deferred Revenue	12	537	537
Accrued Liabilities	13	16,531	11,191
Total Current Liabilities		**24,358**	**14,734**
Long-term Debt	10	105,500	173,500
Deferred Compensation Liability	6	2,665	-
Total Liabilities		**132,523**	**188,234**
Commitments and Contingencies	16		
SHAREHOLDERS' EQUITY			
Common Stock, par value $0.01 per Share; 51,200,000 shares authorized, 29,975,312 shares issued and outstanding and 26,914,088 shares issued and outstanding at December 31, 2007 and December 31, 2006, respectively	15	300	269
Additional Paid-in Capital		852,121	728,851
Accumulated Deficit		(180,316)	(117,174)
Total Shareholders' Equity		**672,105**	**611,946**
Total Liabilities and Shareholders' Equity		**804,628**	**800,180**

The footnotes are an integral part of these financial statements.

STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

All figures in USD '000, except number of shares

	Number of Shares	Common Shares	Additional Paid-in Capital	Accumulated Deficit	Total Shareholders' Equity
Balance at December 31, 2004	**13,067,838**	**131**	**265,753**	**(44,015)**	**221,868**
Net Income				46,318	46,318
Common Shares Issued, net of $11.3 million issuance costs	3,500,000	35	161,932		161,967
Compensation - Restricted Shares	76,658		3,583		3,583
Share-based Compensation			1,415		1,415
Dividend Paid, $4.21 per share				(64,279)	(64,279)
Balance at December 31, 2005	**16,644,496**	**166**	**432,682**	**(61,977)**	**370,872**
Net Income				67,393	67,393
Common Shares Issued, net of $16.5 million issuance costs	10,047,500	103	288,254		288,357
Compensation - Restricted Shares	222,092		6,369		6,369
Share-based Compensation			1,545		1,545
Dividend Paid, $5.85 per share				(122,590)	(122,590)
Balance at December 31, 2006	**26,914,088**	**269**	**728,851**	**(117,174)**	**611,946**
Net Income				44,206	44,206
Common Shares Issued, net of $4.5 million issuance costs	3,000,000	31	119,720		119,751
Compensation - Restricted Shares	61,224		2,289		2,289
Share-based Compensation			1,261		1,261
Dividend Paid, $3.81 per share				(107,349)	(107,349)
Balance at December 31, 2007	**29,975,312**	**300**	**852,121**	**(180,316)**	**672,105**

The footnotes are an integral part of these financial statements.

STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

All figures in USD '000

	Year Ended December 31,		
	2007	2006	2005
Cash Flows from Operating Activities			
Net Income	44,206	67,393	46,317
Reconciliation of Net Income to Net Cash Provided by Operating Activities			
Depreciation Expense	42,363	29,254	17,529
Amortization of Deferred Finance Costs	514	402	718
Deferred Compensation Liability	2,665	-	-
Compensation - Restricted Shares	2,289	6,369	3,583
Share-based Compensation	1,261	1,545	1,415
Capitalized Interest	(305)	-	-
Changes in Operating Assets and Liabilities:			
Accounts Receivables	(1,072)	6,140	(15,019)
Accounts Payable and Accrued Liabilities	(2,971)	9,763	2,545
Dry-dock Expenditures	(9,496)	-	-
Prepaid and Other Assets	2,260	(8,332)	(1,667)
Deferred Revenue	-	-	(749)
Voyages in Progress	100	(5,407)	(2,446)
Other Non-current Assets	1,835	(514)	(1,171)
Net Cash Provided by Operating Activities	**83,649**	**106,613**	**51,056**
Cash Flows from Investing Activities			
Deposit on Contract	(18,000)	-	-
Investment in Vessels	(8,424)	(317,800)	(294,161)
Net Cash Used in Investing Activities	**(26,424)**	**(317,800)**	**(294,161)**
Cash Flows from Financing Activities			
Proceeds from Issuance of Common Stock	119,751	288,357	161,967
Proceeds from Use of Credit Facility	55,000	274,500	135,000
Repayments on Credit Facility	(123,000)	(231,000)	(5,000)
Credit Facility Costs	(14)	(591)	(1,075)
Dividends Paid	(107,349)	(122,590)	(64,279)
Net Cash (Used in) Provided by Financing Activities	**(55,612)**	**208,676**	**226,613**
Net Increase (Decrease) in Cash and Cash Equivalents	**1,613**	**(2, 511)**	**(16,492)**
Cash and Cash Equivalents at the Beginning of Year	**11,729**	**14,240**	**30,732**
Cash and Cash Equivalents at the End of Year	**13,342**	**11,729**	**14,240**
Cash Paid for Interest	9,690	5,499	916
Cash Paid for Taxes	-	-	-

The footnotes are an integral part of these financial statements.

NORDIC AMERICAN TANKER SHIPPING LIMITED

NOTES TO FINANCIAL STATEMENTS

(All amounts in USD '000 except where noted)

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Nordic American Tanker Shipping Limited (the "Company") was formed on June 12, 1995 under the laws of the Islands of Bermuda. The Company owns and operates crude oil tankers. The Company trades under the symbol "NAT" on the New York Stock Exchange.

As of December 31, 2007 the Company owns 14 double hull Suezmax tankers of which two are newbuildings. The following chart provides information regarding each vessel.

Vessel	Yard	Year Built	Dwt[1]	Employment Status (Expiration Date)	Flag
Gulf Scandic	Samsung	1997	151,475	Bareboat (Nov. 2009)	Isle of Man
Nordic Hawk	Samsung	1997	151,475	Spot	Bahamas
Nordic Hunter	Samsung	1997	151,400	Spot	Bahamas
Nordic Freedom	Daewoo	2005	163,455	Spot	Bahamas
Nordic Voyager	Dalian New	1997	149,591	Spot	Norway
Nordic Fighter	Hyundai	1998	153,328	Spot	Norway
Nordic Discovery	Hyundai	1998	153,328	Spot	Norway
Nordic Saturn	Daewoo	1998	157,332	Spot	Marshall Islands
Nordic Jupiter	Daewoo	1998	157,411	Spot	Marshall Islands
Nordic Apollo	Samsung	2003	159,999	Spot	Marshall Islands
Nordic Cosmos	Samsung	2002	159,998	Spot	Marshall Islands
Nordic Moon	Samsung	2003	159,999	Spot	Marshall Islands
Newbuilding	Bohai	2009	163,000	Expected delivery 4Q'09	
Newbuilding	Bohai	2010	163,000	Expected delivery 1Q'10	

[1] Deadweight tons.

Basis of Accounting: These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates: Preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those amounts. The affects of changes in accounting estimates are accounted for in the same period in which the estimates are changed.

Reclassifications: Certain amounts in the prior year note disclosures have been reclassified to conform to the current year presentation.

Foreign Currency Translation: The functional currency of the Company is the United States ("U.S.") dollar as all revenues are received in U.S. dollars and the majority of the Company's expenditures are incurred and paid in U.S. dollars. The Company's reporting currency is also the U.S. dollar.

Cash and Cash Equivalents: Cash and cash equivalents consist of deposits with original maturities of three months or less.

Inventories: Inventories, which comprise principally of bunker fuel, are stated at cost which is determined on a first-in, first-out (FIFO) basis. Inventory is reported within "Prepaid Expenses and Other Current Assets" within the balance sheet.

Vessels, net: Vessels are stated at their historical cost, which consists of the contracted purchase price and any direct material expenses incurred upon acquisition (including improvements, on site supervision expenses incurred during the construction period, commissions paid, delivery expenses and other expenditures to prepare the vessel for her initial voyage) less accumulated depreciation. Financing costs incurred during the construction period of the vessels are also capitalized and included in vessels' cost based on the weighted average method. Certain subsequent expenditures for conversions and major improvements are also capitalized if it is determined that they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessel. Depreciation is calculated based on cost less estimated salvage value and is provided over the estimated useful life of the related assets using the straight-line method. The estimated useful life of a vessel is 25 years from the date the vessel is delivered from the shipyard. Repairs and maintenance are expensed as incurred.

Impairment of Long-Lived Assets: Long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount of the asset, the asset is deemed impaired. The amount of the impairment is measured as the difference between the carrying value and the fair value of the asset. There have been no impairments recorded for the years ended December 31, 2007, 2006 or 2005.

Drydocking: The Company's vessels are required to be drydocked approximately every 30 to 60 months for overhaul repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis through the expected date of the next drydocking. Ballast tank improvements are capitalized and amortized on a straight-line basis over a period of eight years. Major steel improvements are capitalized and amortized on a straight-line basis over the remaining useful life of the vessel. Unamortized drydocking costs of vessels that are sold are written off to income in the year of the vessel's sale. The capitalized and unamortized drydocking costs are included in the book value of the vessels. Amortization expense of the drydocking costs is included in depreciation expense.

Segment Information: The Company has identified only one operating segment under Statement of Financial Accounting Standards ("SFAS") No. 131 "Segments of an Enterprise and Related Information." The Company has only one type of vessel – Suezmax crude oil tankers – operating on time charter contracts at market related rates, in the spot market and on long-term bareboat contract.

Geographical Segment: The Company currently operates 11 of its 12 vessels in spot market cooperations with other vessels that are not owned by the Company. The cooperations are managed by third party commercial managers. The earnings of all of the vessels are aggregated and divided according to the relative performance capabilities of the vessel and the actual earning days each vessel is available. The vessels in the cooperations are operated in the spot market by the commercial managers. As a significant portion of the Company's vessels are operated in cooperations, it is not practical to allocate geographical data to each vessel nor would it give meaningful information to the reader.

Fair Value of Financial Instruments: The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate carrying value because of the short-term nature of these instruments.

Deferred Financing Costs: Finance costs, including fees, commissions and legal expenses, which are recorded as "Other assets" on the balance sheet are deferred and amortized on a straight-line basis over the term of the relevant debt borrowings. Amortization of finance costs is included in "Interest Expense" in the statement of operations.

Revenue and Expense Recognition: Revenue and expense recognition policies for voyage and time charter agreements are as follows:

Cooperative agreements: Revenues and voyage expenses of the vessels operating in cooperative agreements are combined and the resulting net revenues, calculated on a time charter equivalent basis, are allocated to the participants according to an agreed formula. Formulas used to allocate net revenues vary among different cooperative arrangements, but generally, revenues are allocated to participants on the basis of the number of days a vessel operates with weighting adjustments made to reflect each vessels' differing capacities and performance capabilities. The administrators of the cooperations are responsible for collecting voyage revenue, paying voyage expenses and distributing net pool revenues to the participants.

Based on the guidance from Emerging Issuance Task Force ("EITF") No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent" ("EITF 99-19"), earnings generated from cooperative agreements in which the Company is the principal of its vessels' activities are recorded based on gross method. Earnings generated from cooperative agreements in which the Company is not regarded as the principal of its vessels' activities are recorded per the net method.

The Company accounts for the net revenues allocated by these cooperative agreements as "Voyage Revenue" in its statements of operations.

Spot charters: Voyage revenues are recognized on a pro rata basis based on the relative transit time in each period. Estimated losses on voyages are provided for in full at the time such losses become evident. A voyage is deemed to commence upon the completion of discharge of the vessel's previous cargo and is deemed to end upon the completion of discharge of the current cargo. Voyage expenses are recognized as incurred and primarily include only those specific costs which are borne by the Company in connection with voyage charters which would otherwise have been borne by the charterer under time charter agreements. These expenses principally consist of fuel, canal and port charges. Demurrage income represents payments by the charterer to the vessel owner when loading and discharging time exceed the stipulated time in the voyage charter. Demurrage income is measured in accordance with the provisions of the respective charter agreements and the circumstances under which demurrage claims arise and is recognized on a pro rata basis over the length of the voyage to which it pertains. At December 31, 2007 and 2006, the Company had no reserves against its due from charterers balance associated with demurrage revenues.

Bareboat: Revenues from bareboat charters are recorded at a fixed charterhire rate per day over the term of the charter. The charterhire is payable monthly in advance. During the charter period the charterer is responsible for operating and maintaining the vessel and bears all costs and expenses with respect to the vessel. Expected minimum payments to be received under the charter amounts to $ 6.3 million annually. The contract is terminating in the fourth quarter of 2009 and subject to two one-year extensions.

Vessel Operating Expenses: Vessel operating expenses include crewing, repair and maintenance, insurance, stores, lubricants and communication expenses. These expenses are recognized when incurred.

Derivative Instruments: The Company did not hold any derivative instruments at December 31, 2007 or 2006.

Share-Based Compensation: Effective December 31, 2005, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123(R) "Share-Based Payment" ("SFAS 123R"), using the modified prospective application transition method which requires measurement of compensation cost for all stock based awards at fair value and recognition of compensation over the requisite service period for awards expected to vest. See Note 9 for additional information.

Restricted Shares to Manager: Restricted shares issued to the Manager are accounted for in accordance with EITF Issue No. 00-18, "Accounting for Certain Transactions Involving Equity Instruments Granted to Other Than Employees", which states that the measurement date for an award that is nonforfeitable and that vests immediately should be the date the award is issued, even though services have not yet been performed. Accordingly the compensation expense for each of the respective issuances was measured at fair value on the date the award was issued, or the grant date, and expensed immediately as performance was deemed to be complete. The fair value was determined using the stated par value, the number of shares issued, and the Company's stock price on the date of grant.

Income Taxes: The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to corporate income taxes.

Other Comprehensive Income (Loss): The Company follows the provisions of SFAS No. 130 "Statement of Comprehensive Income" ("SFAS 130") which requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. The Company has no other comprehensive income / (loss) and accordingly comprehensive income / (loss) equal net income for the periods presented.

Concentrations:
Fair value: The Company operates in the shipping industry which historically has been cyclical with corresponding volatility in profitability and vessel values. Vessel values are strongly influenced by charter rates which in turn are influenced by the level and pattern of global economic growth and the world-wide supply and demand for vessels. The spot market for tankers is highly competitive and charter rates are subject to significant fluctuations. Dependence on the spot market may result in lower utilization. Each of the aforementioned factors are important considerations associated with the Company's assessment of whether the carrying amount of its own vessels are recoverable.

Credit risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The fair value of the financial instrument approximates the net book value. The Company maintains its cash with reputable financial institutions. The terms of these deposits are on demand to minimize risk. The Company has not experienced any losses related to these cash deposits and believes it is not exposed to any significant credit risk. However, the maximum credit risk the Company would be exposed to is a total loss of outstanding accounts receivable. See Note 3 for further information.

Accounts receivable consist of uncollateralized receivables from international customers engaged in the international shipping industry. The Company routinely assesses the financial strength of its customers. Accounts receivable are presented net of allowances for doubtful accounts. If amounts become uncollectible, they will be charged to operations when that determination is made. For the years ended December 31, 2007 and 2006, the Company did not record an allowance for doubtful accounts.

Interest risk: The Company is exposed to interest rate risk for its debt borrowed under the 2005 Credit Facility. In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company has no outstanding derivatives at December 31, 2007 and has not entered into any such arrangements in 2007.

Recent Accounting Pronouncements: In July 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which clarifies the criteria that must be met prior to recognition of the financial statement benefit of a position taken in a tax return. FIN 48 provides a benefit recognition model with a two-step approach consisting of a "more-likely-than-not" recognition criteria, and a measurement attribute that measures the position as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN 48 also requires the recognition of liabilities created by differences between tax positions taken in a tax return and amounts recognized in the financial statements. FIN 48 is effective as of the beginning of the first annual period beginning after December 15, 2006, which is the year ended December 31, 2007. The adoption of FIN 48 did not have any impact on the Company's financial position, results of operations and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement," ("SFAS 157") which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. This Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 did not have any impact on the Company's financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159"). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 159 did not have any impact on the Company's financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 141(R) "Business Combinations" ("SFAS 141(R)"), which replaces SFAS No. 141, "Business Combinations". This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of Accounting Research Bulletin No. 51" ("SFAS 160"). This statement establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent's ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 160 on its financial position, results of operations or cash flows.

In March 2008, the FASB issued FASB Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities". The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on our financial statements.

2. RELATED PARTY TRANSACTIONS

Scandic American Shipping Ltd. (the "Manager"), is owned by a company owned by the Chairman and Chief Executive Officer ("CEO") of the Company, Mr. Herbjørn Hansson, and his family. The Manager, under a management agreement with the Company (the "Management Agreement"), assumes commercial and operational responsibility of the Company's vessels and is required to manage the Company's day-to-day business, subject to the objectives and policies as established by the Board of Directors. For its services under the Management Agreement, the Manager is entitled to reimbursement of costs directly related to the Company plus a management fee equal to $225,000 per annum. The Manager also has a right to ownership of 2% of the Company's total outstanding shares. During 2007, the Company issued to the Manager 61,224 shares at an average fair value of $35.13. The Company recognized $2.2 million, $1.6 million and $1.5 million of total costs for services provided under the Management Agreement for the years ended December 31, 2007, 2006, and 2005, respectively. Additionally, the Company recognized $2.3 million, $6.3 million and $3.6 million in non-cash share-based compensation expense for the years ended December 31, 2007, 2006 and 2005, respectively, related to the issuance of shares to the Manager. All of these costs are included in "General and Administrative Expenses" within the statement of operations. The related party balances included within accounts payable were $680,501 and $491,081 at December 31, 2007 and 2006, respectively.

Mr. Jan Erik Langangen, Executive Vice President of the Manager, is a partner of Langangen & Helset Advokatfirma AS, a firm which provides legal services to the Company. The Company recognized $157,265, $97,071, and $77,526 in costs for the years ended December 31, 2007, 2006 and 2005, respectively, for the services provided by Langangen & Helset Advokatfirma AS. These costs are included in "General and Administrative Expenses" within the statement of operations. There were no related amounts included within "Accounts Payable" at December 31, 2007 and December 31, 2006, respectively.

3. REVENUE

For the twelve months ending December 31, 2007, the Company's only source of revenue was from the Company's 12 vessels.

Revenues generated from cooperations in which the Company is the principal of its vessels activities are recorded based on the gross method. Revenues generated from cooperations in which the Company is not regarded as the principal of its vessels' activities are recorded per the net method.

The table below provides the breakdown of revenues recorded as per the net method and the gross method.

All figures in USD '000	**2007**	**2006**	**2005**
Net Method	65,354	53,177	30,116
Gross Method	121,632	122,343	86,994
Total Voyage Revenue	**186,986**	**175,520**	**117,110**

Five Customers accounted for 24%, 23%, 16%, 15% and 14%, respectively, for the year ended December 31, 2007. One customer accounted for 23% and 37% of the Company's revenues during the year ended December 31, 2006, and 2005, respectively.

Accounts receivable as per December 31, 2007 and 2006 are $14.5 million and $13.4 million, respectively. The following is a breakdown of the account:

All figures in USD '000	**2007**	**2006**
Accounts Receivable	113	7,784
Accounts Receivable - Technical and Commercial Managers	14,376	5,633
Total as per December 31,	**14,489**	**13,417**

Accounts receivable are recorded at their expected net realized value.

Two cooperations accounted for 45% and 40%, respectively, for the year ended December 31, 2007. Five cooperations accounted for 23%, 22%, 21%, 18%, 16% of the accounts receivable balance for the year ended December 31, 2006 respectivly

4. PREPAID EXPENSES AND OTHER ASSETS

All figures in USD '000	**2007**	**2006**
Bunkers and lubricants - Technical and Commercial Managers	6,835	5,110
Other current assets - Technical and Commercial Managers	580	3,247
Prepaid expenses - Technical and Commercial Managers	1,046	1,716
Other	758	1,406
Total as per December 31,	**9,219**	**11,479**

5. GENERAL AND ADMINISTRATIVE EXPENSES

All figures in USD '000	**2007**	**2006**	**2005**
Management fee to related party	162	100	100
Directors and officers insurance	109	116	121
Salary and wages	1,331	1,022	635
Audit, legal and consultants	849	1,171	679
Administrative services provided by related party	2,162	1,564	1,461
Other fees and expenses	1,304	864	498
Total General and Administration expense with cash effect	5,917	4,836	3,494
Compensation – restricted shares issued to related party	2,289	6,369	3,583
Share-based compensation (2004 Stock Incentive Plan)	1,261	1,545	1,415
Deferred compensation plan	2,665	-	-
Total General and Administrative expense without cash effect	6,215	7,914	4,998
Total as per December 31,	**12,132**	**12,750**	**8,492**

The line item Pension Costs is related to the implementation of a deferred compensation plan for the CEO. See Note 6 for further details of the deferred compensation plan.

6. DEFERRED COMPENSATION LIABILITY

In May 2007, the Board of Directors approved a new unfunded deferred compensation plan for Herbjorn Hansson, the Chairman, President and CEO. The plan provides for unfunded deferred compensation computed as a percentage of salary. Benefits are vested over the period of employment of 11 years up to a maximum of 66% of the salary level at the time of retirement. Interest is imputed at 4.5%.

The rights under the plan commenced on October 2004. The total expense recognized in 2007 was $2.7 million, of which $1.8 million relates to retroactive effect. As the plan was effective in 2007, the full expense is recognized in 2007. The deferred compensation liability as of December 2007 was $2.7 million and was recorded as a non-current liability in the balance sheet. The CEO has served in his present position since the inception of the Company in 1995.

7. VESSELS, NET

Vessels, net consist of 12 modern double hull Suezmax crude oil tankers and drydocking charges. Depreciation is calculated on a straight-line basis over the estimated useful life of the vessels. The estimated useful life of a new vessel is 25 years.

All figures in USD '000	Vessels	Drydocking	Total
Net Book Value December 31, 2006	749,230	3,248	752,478
Accumulated depreciation December 31, 2006	95,655	741	96,396
Depreciation expense 2006	28,673	581	29,254
Net Book Value December 31, 2007	717,799	22,832	740,631
Accumulated depreciation December 31, 2007	135,548	3,211	138,759
Depreciation expense 2007	39,893	2,470	42,363

8. DEPOSIT ON CONTRACT

In November 2007, the Company entered into an agreement to acquire two Suezmax newbuildings which are expected to be delivered in the fourth quarter of 2009 and by the end of April 2010, respectively. The Company will take ownership of the vessels upon delivery from the shipyard at which time the title is transferred from the seller. The vessels will be built by a Chinese shipyard. The sellers are subsidiaries of First Olsen Ltd. and the agreed all inclusive price at delivery is $90.0 million per vessel, including supervision expenses.

The Company has agreed to furnish to the sellers a loan equivalent to the remaining payment installments under the shipbuilding contract. The loan will be paid in installments on the dates and in amounts corresponding to the payment schedule under the shipbuilding contract. The debt shall accrue interest at a rate equal to the Company's cost of funds at any time. The debt will be repayable on delivery of the vessels.

As of December 31, 2007, the Company has paid a deposit of 10% of the purchase price in the aggregate amount of $18.0 million for both vessels.

The table below shows total capitalized costs related to the two newbuildings:

All figures in USD '000	2007	2006
Newbuilding #1	9,152	-
Newbuilding #2	9,153	-
Total as per December 31,	**18,305**	-

Included in the balance above is capitalized interest in the aggregate amount of $305,000.

9. SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan which is described below. Total compensation cost related the plan in the amount of $1.3 million, $1.5 million and $1.4 million for the years ended December 31, 2007, 2006, and 2005, respectively was recorded within "General and Administrative expense" in the statement of operations. Unrecognized compensation cost related to the plan was $1.2 million as of December 31, 2007, which is expected to be recognized over a weighted-average period of 1.13 years.

2004 Stock Incentive Plan

Under the terms of the Company's 2004 Stock Incentive Plan (the "Plan"), the directors, officers and certain key employees of the Company and the Manager will be eligible to receive awards which include incentive stock options, non-qualified stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance shares and phantom stock units. The Company believes that such awards better align the interests of its employees with those of its shareholders. A total of 400,000 common shares are reserved for issuance upon exercise of options, as restricted share grants or otherwise under the plan. A total of 330,000 options and 16,700 restricted shares have been issued as of December 31, 2007. New shares will be issued upon exercise of stock options. In August 2007, the Board of Directors adopted amendments to the Plan to provide for the issuance of Phantom Stock Units and to give discretion to the Administrator of the Plan with respect to dividends paid on common shares awarded under the Plan. There are no modifications made to the terms of the Plan.

Stock option awards were granted with an exercise price equal to the market price of the Company's stock at the date of a public offering in November 2004, with later adjustments for dividends to shareholders exceeding 3% of the initial stock option exercise price. Stock option awards generally vest equally over four years from grant date and have a 10-year contractual term.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the table below. Stock options to non-employees are measured at each reporting date and fair value is estimated with the same model used for estimating fair value of the options granted to employees. Because the option valuation model incorporates ranges of assumptions for inputs, those ranges are disclosed. Expected volatilities are based on implied volatilities from historical volatility of the Company's stock and other factors. Expected life of the options is estimated to be equal to the vesting period for employees when calculating the fair value of the options. When calculating the fair value of the options issued to non-employees the expected life is equal to the actual life of options. The Company recognizes the compensation cost for stock options issued to non-employees over the service period, which is considered to be equal to the vesting period. All options issued are expected to be exercised.

Stock options to employees are measured at fair value at the grant date and the compensation cost is recognized on a straight-line basis over the vesting period. The assumptions used when estimating the fair value at grant date are specified in the table below.

Stock options to non-employees are treated in accordance with EITF 96-18 and unvested options are measured at fair value at each balance sheet date with a final measurement date upon vesting. Fair value measurement of unvested options is considered to be appropriate due to that the performance commitment for non-employees has not been reached for unvested options. The fair value of the options is used to measure the value of the services provided by the non-employees as it is considered to be more reliable than measuring the fair value of the services received. The compensation cost is recognized using the accelerated method. The assumptions used are specified separately in the table below.

The assumptions used are specified separately in the table below.

The risk-free rate for periods within the contractual life of the stock options is based on the U.S. Treasury yield curve in effect at the time of grant for options to employees. The risk-free rate at year-end is used for stock options issued to non-employees.

	December 31, 2007	
Weighted average figures	**Employees**	**Non-employees**
Expected volatility	40.90 %	31.84 %
Expected dividends	3.0 %	3.0 %
Expected life	3.81	7.27
Risk-free rate (range)	3.25 % - 4.43 %	3.60 – 3.80 %

A summary of option activity under the Plan as of December 31, 2007, and changes during the year then ended is presented below:

Options	**Options employees**	**Options non-employees**	**Weighted-average exercise price**
Outstanding at January 1, 2007	240,000	80,000	$ 31.01
Granted	10,000	-	$ 33.92
Exercised	-	-	-
Forfeited or expired	-	-	-
Outstanding at December 31, 2007	250,000	80,000	$ 28.54
Exercisable at December 31, 2007	175,000	52,500	$ 28.37

Outstanding and exercisable stock options as at December 31, 2007 have a weighted-average remaining term of 7.21 years for employees and 7.32 for non-employees. The exercise price for outstanding stock options as at December 31, 2007 is in the range of $28.37 – $33.92. The intrinsic value of options outstanding at December 31, 2007 was $1,424,000 and the intrinsic value of exercisable options was $1,012,375.

	Options - Employees	**Weighted-average grant-date fair value - Employees**	**Options - Non-employees**	**Weighted-average grant-date fair value - Non-employees**
Non-vested at January 1, 2005	-	-	-	-
Granted during the year	240,000	$ 18.44	80,000	$ 22.93
Vested during the year	(55,000)	$ 18.65	(12,500)	$ 29.29
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2005	185,000	$ 18.38	67,500	$21.75

	Options – Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2006	185,000	$18.38	67,500	$21.75
Granted during the year	-	-	-	-
Vested during the year	(60,000)	$17.84	(20,000)	$22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2006	125,000	$18.64	47,500	$21.25

	Options - Employees	Weighted-average grant-date fair value - Employees	Options - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2007	125,000	$ 18.64	47,500	$ 21.25
Granted during the year	10,000	$ 7.00	-	-
Vested during the year	(60,000)	$ 17.84	(20,000)	$ 22.93
Forfeited during the year	-	-	-	-
Estimated forfeitures unvested options	-	-	-	-
Non-vested at December 31, 2007	75,000	$ 17.73	27,500	$20.03

The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was $1.2 million, $1.3 million and $1.1 million, respectively

Specification of the aggregate compensation cost related to the 2004 Stock Incentive Plan recognized in the profit and loss account is disclosed in note 5. Unrecognized compensation cost related to the Plan is $1,221,896 as at December 31, 2007. That cost is expected to be recognized over a weighted-average period of 1.13 years. There have been no exercise or any payments related to the stock option plan during the financial period 2005 - 2007 and hence no related cash flow effects.

There is no material income tax benefit for stock-based compensation due to the Company's tax structure.

Restricted Shares to Employees and Non-Employees

Under the terms of the Company's 2004 Stock Incentive Plan 16,700 shares of restricted stock awards were granted to certain employees and non-employees during 2006. The restricted shares were granted on May 12, 2006 (approved by the Board) at a grant date fair value of $31.99 per share.

The fair value of restricted shares is estimated based on the market price of the Company's share. The fair value of restricted shares granted to employees is measured at grant date and the fair value of unvested restricted shares granted to non-employees is measured at fair value at each reporting date. See further comments above related to measurement of options and restricted shares issued to non-employees.

The shares are considered restricted as the holders of the shares cannot dispose of them for a period of up to four years from issuance and the restricted shares vest in yearly installments during this period. The holders of the restricted shares do have ordinary shareholder rights in this period and the holder is entitled to declared dividends in the period and has voting rights.

The restricted shares vest in four equal amounts in May 2007, May 2008, May 2009 and May 2010. There were 9,700 restricted shares granted to employees and 7,000 restricted shares granted to non-employees in 2006. 2,425 restricted shares to employees and 1,750 restricted shares to non-employees vested in 2007.

The compensation cost for employees and non-employees are recognized on a straight-line basis over the vesting period. The total compensation cost in 2007 related to restricted shares was $60,618. The intrinsic value of outstanding and vested restricted shares at December 31, 2007 was $548,094 and $137,024, respectively.

At December 31, 2007, there were 16,700 restricted shares outstanding at a weighted-average grant date fair value of $31.99 for employees and $31.99 for non-employees. As of December 31, 2007, unrecognized compensation cost related to unvested restricted stock aggregated $333,466 ($467,017 per December 31, 2006), which will be recognized over a weighted average period of 2.4 years.

Specification of the aggregate compensation cost related to the 2004 Stock Incentive Plan recognized in the profit and loss account is disclosed in note 5.

The table below summarizes the Company's restricted stock awards as of December 31, 2007:

	Restricted shares - Employees	Weighted-average grant-date fair value - Employees	Restricted shares - Non-employees	Weighted-average grant-date fair value - Non-employees
Non-vested at January 1, 2007	9,700	$31.99	7,000	$31.99
Granted during the year	-	-	-	-
Vested during the year	2,425	-	1,750	-
Forfeited during the year	-	-	-	-
Non-vested at December 31, 2007	7,275	$31.99	5,250	$31.99

10. LONG-TERM DEBT

In September 2005, the Company entered into a $300 million revolving credit facility, which is referred to as the 2005 Credit Facility. The 2005 Credit Facility provides funding for future vessel acquisitions and general corporate purposes. The 2005 Credit Facility cannot be reduced by the lender and there is no repayment obligation of the principal during the five year term with maturity that was scheduled for September 2010. Amounts borrowed under the 2005 Credit Facility bear interest at an annual rate equal to LIBOR plus a margin between 0.70% and 1.20% (depending on the loan to vessel value ratio). The Company pays a commitment fee of 30% of the applicable margin on any undrawn amounts. Total commitment fees paid for the year ended December 31, 2007 and December 31, 2006 were $0.8 million and $0.7 million, respectively.

In September 2006, the Company increased the 2005 Credit Facility to $500 million. The other terms of the 2005 Credit Facility were not amended. The undrawn amount of this facility as of December 31, 2007 and 2006 was $394.5 million and $ 326.5 million, respectively.

Borrowings under the 2005 Credit Facility are secured by first priority mortgages over the Company's vessels and assignment of earnings and insurance. The Company is permitted to pay dividends in accordance with its dividend policy as long as it is not in default under the 2005 Credit Facility.

As at December 31, 2007, accrued interest was $0.6 million which was paid during the first quarter of 2008.

The Company was in compliance with its restrictive covenants for the year ended December 31, 2007.

11. INTEREST EXPENSE

Interest expense consists of interest expense on the long-term debt, the commitment fee and amortization of the deferred financing costs related to the 2005 Credit Facility. The $105.5 million drawn on the facility bears interest equal to LIBOR plus a margin between 0.7% and 1.2%. The deferred financing costs incurred in connection with the refinancing of the previous credit facility are deferred and amortized over the term of the 2005 Credit Facility on a straight-line basis. The amortization of deferred financing costs for the years ended December 2007, 2006 and 2005 was $0.5 million, $0.4 million and $0.7 million, respectively. Total capitalized deferred financing costs were $1.4 million and $1.9 million at December 31, 2007 and 2006, respectively.

12. DEFERRED REVENUE

Deferred revenue as at December 31, 2007 in the amount of $0.5 million represents prepaid freight received from one of our customers prior to December 31, 2007 for services to be rendered during January 2008.

13. ACCRUED LIABILITIES

All figures in USD '000	2007	2006
Accrued Interest	572	1,003
Accrued Expenses - Technical and Commercial Managers	12,179	9,862
Other Current Liabilities	3,780	326
Total as per December 31,	**16,531**	**11,191**

14. EARNING PER SHARE

Basic earnings per share ("EPS") is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income by the weighted average number of common shares and dilutive common stock equivalents (i.e. stock options, warrants) outstanding during the period.

All figures in USD	2007	2006	2005
Numerator:			
Net Income	44,205,635	67,393,423	46,317,742
Denominator:			
Basic - Weighted Average Common Shares Outstanding	28,252,472	21,476,196	15,263,622
Dilutive Effect of Stock Options *	42,525	-	-
Dilutive – Weighted Average Common Shares Outstanding	28,294,997	21,476,196	15,263,622
Income per Common Share:			
Basic	1.56	3.14	3.03
Diluted	1.56	3.14	3.03

* For 2006 and 2005 the Company's average stock price was above the average exercise price of the option and a dilutive effect on EPS could potentially arise. However, the proceeds of an exercise of all outstanding options calculated as per the Treasury Stock Method would exceed the costs of acquiring stocks at the average stock price. The potential effect of the outstanding options is therefore anti-dilutive and is not included in the calculation of diluted earnings per share. The average number of potentially dilutive options was 320,000 for the year ended December 31, 2006, and 295,000 for the year ended December 31, 2005, respectively.

15. SHAREHOLDERS' EQUITY

Authorized, and issued and outstanding common shares roll-forward is as follows:

	Authorized Shares	Issued and Outstanding Shares
Balance at December 31, 2004	51,200,000	13,067,838
Issuance of Common Shares in Follow-on Offering		3,500,000
Share-based Compensation		76,658
Balance at December 31, 2005	51,200,000	16,644,496
Issuance of Common Shares in Follow-on Offering		4,297,500
Share-based Compensation		87,704
Issuance of Common Shares in Follow-on Offering		5,750,000
Share-based Compensation		117,347
Restricted Shares		16,700
Share-based Compensation		341
Balance at December 31, 2006	51,200,000	26,914,088
Issuance of Common Shares in Block Trade transaction		3,000,000
Share-based Compensation		61,224
Balance at December 31, 2007	**51,200,000**	**29,975,312**

In July 2007, the Company completed an underwritten public offering of 3,000,000 common shares. The net proceeds of the offering were $119.8 million which were used to repay indebtedness under the Company's revolving credit facility and to prepare the Company for further expansion.

The total issued and outstanding shares as of December 31, 2007 were 29,975,312 shares of which 343,274 shares were restricted to the Manager and 12,525 shares were restricted to employees and non-employees as described in Note 9. The total issued and outstanding shares as of December 31, 2006 was 26,914,088 shares of which 538,282 shares were restricted as described in Note 9.

16. COMMITMENTS AND CONTINGENCIES

The Company may be a party to various legal proceedings generally incidental to its business and is subject to a variety of environmental and pollution control laws and regulations. As is the case with other companies in similar industries, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim which might be pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the financial position of the Company, but could materially affect the Company's results of operations in a given year.

No claims have been made against the Company for the fiscal year 2007 or 2006. The Company is not a party to any legal proceedings for the year ended December 31, 2007 and December 31, 2006, respectively.

At December 31, 2007, the Company had payment obligations totalling $162.0 million in connection with the agreement to acquire two newbuildings entered into in November 2007. The payments due in 2008, 2009 and 2010 are $7.4 million, $103.1 million and $51.5 million, respectively. Please see Note 8 for further information.

17. SUBSEQUENT EVENTS

In February 2008, the Company declared a dividend of $0.50 per share in respect of the fourth quarter of 2007 which was paid to shareholders in March 2008.

In April 2008, the Company extended the tenure of the 2005 Credit Facility to 2013. All other terms are unchanged. The Company paid a fee in the amount of $2.1 million for the extension of the tenure from 2010 to 2013. This amount will be amortized over the new term of the facility.

In May 2008, the Company declared a dividend of $1.18 per share in respect of the first quarter of 2008 which will be paid to shareholders in June 2008.

* * * * *

END